VALENTIS , INC.
875 Mahler Road, Suite 235
Burlingame, California 94010
Tel: (650) 697-1900

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about July 25, 2007, by Valentis, Inc. (the "Company") to the holders of record of shares of its common stock, $0.001 par value per share as of the close of business on July 20, 2007. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement in connection with the appointment of two new members to the Company’s Board of Directors, in connection with the closing of the merger transaction contemplated by the Agreement and Plan of Merger, as amended, by and among Valentis, Inc., Valentis Holdings, Inc., (“Valentis Holdings”) a wholly owned subsidiary of Valentis and Urigen, N.A. Inc. (“Urigen”). Under the merger agreement, Valentis Holdings, a wholly-owned subsidiary of the Company formed by Valentis in connection with the merger, merged with and into Urigen, with Urigen continuing as a wholly owned subsidiary of Valentis. The Company’s Board of Directors has now appointed the following directors:

Tracy Taylor
C. Lowell Parsons

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the following new directors:

Tracy Taylor
C. Lowell Parsons

The information contained in this Information Statement concerning Urigen, N.A., Inc, and Tracy Taylor and C. Lowell Parsons has been furnished to the Company by Urigen, N.A., Inc. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

As of July 20, 2007, Valentis’ authorized capital stock included 190,000,000 shares of common stock, of which 68,289,535 shares were issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

PRINCIPAL STOCKHOLDERS OF THE COMPANY

The following table and the related notes present certain information with respect to the beneficial ownership of the combined company upon consummation of the Merger, by (1) each director and executive officer of the combined company, (2) each person or group who is known to the managements of Valentis and Urigen to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger and (3) all directors and executive officers of the combined company as a group. Unless otherwise indicated in the footnotes to this table and subject to the voting agreements entered into by directors and executive officers of Valentis and Urigen, Valentis and Urigen believe that each of the persons named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The percent of common stock of the combined company is based on 68,289,535 shares of common stock of the combined company outstanding upon the consummation of the Merger.

Percent of
Common Stock
of the Combined
Company
Name of Beneficial Owner	Beneficially Owned
William J. Garner, M.D.	27.06%
Martin E. Shmagin	4.27%
Terry M. Nida	4.59%
Benjamin F. McGraw, Pharm.D.	* %
John S. Schroeder, M.D. .	* %
George M. Lasezkay, Pharm.D., J.D.	* %
All directors and executive officers as a group (8 persons)	35.99%

* Less than 1%

Directors And Executive Officers

Appointment of New Director

After the Acquisition, the following were appointed to the Company’s Board of Directors:

Tracy Taylor
C. Lowell Parsons

  Set forth below is certain information with respect to the above-named directors:

Tracy Taylor

Tracy Taylor, 53, current chairman of Urigen’s board of directors, was elected as chairman of the board of directors of Valentis. Mr. Taylor serves as president and chief executive officer of Kansas Technology Enterprise Corporation, or KTEC, a private-public partnership dedicated to stimulating technology-based economic development in the State of Kansas. Mr. Taylor’s extensive corporate and entrepreneurial experience has been integral to the success of KTEC. After his initial position in corporate finance at Ford Motor Company, Mr. Taylor jointed United Telecom in 1982 to work on the company’s mergers and acquisitions. Less than two years later, Mr. Taylor was selected to a 12-person team that developed a business plan for what eventually became the Sprint Corporation. As Sprint grew into a Fortune 100 company, Mr. Taylor played a leadership role in the management side, serving as the treasurer of US Sprint. Mr. Taylor led the regional site selection for Sprint’s World Headquarters in Overland Park, Kansas, which covers over 300 acres and holds more than 16,000 employees. Mr. Taylor graduated from Bethany College and received his M.B.A. degree from the University of Kansas. Mr. Taylor’s experience in business, entrepreneurial endeavors and technology-oriented business growth place him in a position to contribute to a wide variety of boards and organizations. While Mr. Taylor has served on several boards across the state and country, his most recent contributions have been on the Enterprise Center of Johnson County, a working incubator focused on the commercialization of technology; Mid-America Manufacturing Technology Center (MAMTC); KansasBio; and Catalyst Lighting, a publicly-traded company. Mr. Taylor has served on Urigen’s board of directors since December 2005.

C. Lowell Parsons

C. Lowell Parsons, M.D., 62, a current director of Urigen, was elected as a director of Valentis. Dr. Parsons is a leader in medical research into the causes and treatment of interstitial cystitis, which is a painful bladder syndrome with typical cystoscopic and/or histological features in the absence of infection or other pathology, and has published over 200 scientific articles and book chapters in this area describing his work. Dr. Parsons received his M.D. degree from the Yale University School of Medicine in New Haven, CT, in 1970. After completing his medical internship at Yale in 1971, Dr. Parsons spent two years as a staff associate in the Laboratory of Microbiology at the National Institutes of Health in Bethesda, Maryland. He then completed his urology residency training at the Hospital of the University of Pennsylvania in Philadelphia, Pennsylvania, in 1977. Dr. Parsons joined the Division of Urology faculty at the University of California, San Diego, or UCSD, in 1977 as assistant professor. He served as Chief of Urology at the UCSD-affiliated Veterans Affairs Medical Center in La Jolla from 1977 to 1985. Since 1988, he has been Professor of Surgery/Urology.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended June 30, 2006, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Compensation of Directors

Each non-employee director of Valentis receives an annual retainer of $12,000 and a per meeting fee of $1,000. The chairman of the audit committee receives an annual retainer of $6,000 and a per meeting fee of $800 and the other members of the audit committee receive an annual retainer of $4,000 and a per meeting fee of $500. The chairman of the compensation committee receives an annual retainer of $3,500 and a per meeting fee of $800 and the other members of the compensation committee receive an annual retainer of $2,500 and a per meeting fee of $500. The chairman of the nominating and governance committee receives an annual retainer of $2,000 and a per meeting fee of $500 and the other members of the nominating and governance committee receive an annual retainer of $1,500 and a per meeting fee of $500. The members of the board of directors are also eligible for reimbursement for their expenses incurred in connection with attendance at board of directors and committee meetings.

Under the 1998 Non-Employee Directors’ Stock Option Plan, as amended and restated, on the date following the date of the annual stockholders’ meeting of each year, each non-employee director will automatically be granted, without further action by Valentis, its stockholders or the board of directors, an option to purchase 10,000 shares of common stock. In addition, each new non-employee director will receive a one time grant to purchase 26,000 shares of common stock on the date of the annual stockholders’ meeting at which such new director is first elected to the board of directors. The exercise price of the options granted to the non-employee directors is 100% of the fair market value of the common stock on the date of the option grant.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2006, none of Valentis’ executive officers served on the board of directors of any entities whose directors or officers serve on Valentis’ compensation committee. No current or former executive officer or employee of Valentis serves on the compensation committee.

EXECUTIVE COMPENSATION
Summary Compensation Table

The following table sets forth all compensation paid in respect of Urigen’s Chief Executive Officer and those individuals who received compensation in excess of $100,000 per year (collectively, the "Named Executive Officers") for Urigen’s last two completed fiscal years.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan ($)	Non-qualified Deferred Compen- sation Earnings ($)	All other compen-sation ($)	Total ($)
William Garner, MD CEO and President	2005 2006	-- $44,767	-- --	-- --	-- --	-- --	-- --	-- --	-- $44,767
Martin E. Shmagin CFO	2005 2006	-- $37,984	-- --	-- --	-- --	-- --	-- --	-- --	-- $37,984
Terry M. Nida COO	2005 2006	-- --	-- --	-- $121,800(1)	-- --	-- --	-- --	-- --	-- $121,800(1)

(1) Represents 840,000 shares of restricted stock granted on May 1, 2006 at $0.145 per share.

All Other Compensation

The following table reflects each component of the “All Other Compensation” column in the Summary Compensation Table. For each named executive officer, these components consist of our matching contributions to our 401(k) Plan and perquisites.
Name		401(k) Contributions (1)	Perquisites (2)	Total All Other Compensation
William Garner, MD CEO and President	2005 2006	--	--	--
Martin E. Shmagin CFO	2005 2006	--	--	--
Terry M. Nida COO	2005 2006	--	--	--

OUTSTANDING EQUITY AWARDS

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
William Garner, MD CEO and President	0	0	0	0	0	0	0	0	0
Martin E. Shmagin CFO	0	0	0	0	0	0	0	0	0
Terry M. Nida COO	0	0	0	0	0	0	0	0	0

Terry Nida Employment Agreement

Under an executive employment agreement, Terry Nida serves as Urigen’s Vice President, Sales, Marketing and Corporate Development. Under the terms of the agreement, Mr. Nida is entitled to receive an annual salary of CDN$188,800 and 720,000 shares of Urigen common stock from the Urigen 2005 Incentive Stock Purchase Plan Trust, referred to herein as trust shares. Urigen has no obligation to pay the annual salary or issue the shares of common stock until it has completed offerings of its equity securities in which it raises aggregate gross proceeds of at least CDN$5 million.

In the agreement, Mr. Nida acknowledged the receipt of 120,000 trust shares. The agreement provides that if Urigen has not completed equity offerings in which it has raised aggregate proceeds of at least CDN$5 million by August 1, 2006, Urigen is obligated to issue 50,000 trust shares to Mr. Nida on the last day of each month following August 1, 2006 until such amount has been raised. All trust shares issued to Mr. Nida are subject to repurchase by Urigen.

In addition, the agreement provides that, as of May 1, 2006, Urigen granted Mr. Nida the option to purchase up to 200,000 shares of Urigen’s Series A preferred stock at an exercise price of CDN$0.50 per share. The options vested immediately and could be exercised at any time within two months of May 1, 2006.

The agreement is effective as of May 1, 2006 and Mr. Nida’s employment continues until terminated as provided in the agreement. The agreement may be terminated as follows: (i) by Mr. Nida at any time, with three months written notice; (ii) by Urigen, without cause; (iii) by Urigen, with cause; (iv) in certain circumstances following a change of control of Urigen. If Urigen terminates the agreement without cause, Urigen must pay Mr. Nida six, 12 or 24 months of base salary, depending on his years of employment with Urigen.

The agreement provides that in the event of a potential change of control, subject to Mr. Nida’s right to terminate his employment for good cause, Mr. Nida will continue his employment with Urigen until 12 months after a change of control. If Mr. Nida terminates his employment for good cause within 12 months after a change of control, Mr. Nida is entitled to the following: (i) 12 months of base salary, plus amounts owed for arrears of salary and vacation pay; (ii) maintain his benefits; (iii) all incentive stock option grants under any stock option agreement (all options that have not vested, will vest immediately); and (iv) all trust shares granted by Urigen.

Urigen intends to modify the terms of the agreement by entering into a new employment agreement with Mr. Nida that will be retroactive to October 1, 2006.

      Stock Option Plans

No stock options were granted to the executive officers during the fiscal year ended June 30, 2006. No stock options were exercised during the fiscal year ended June 30, 2006.

      Compensation of Directors

Urigen’s directors receive no compensation for their service on Urigen’s board of directors.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENTIS, INC.

July 24, 2007	/s/ WILLIMA J. GARNER, MD
William J. Garner, President and
Chief Executive Officer